Release Time    IMMEDIATE
Date            15 May 2000
Number          43/00



FOURTEEN LEADING MINING AND METALS COMPANIES FORM ONLINE GLOBAL PROCUREMENT MARKETPLACE


* Independent, Neutral Market To Be Open To All Industry Producers & Suppliers
* Will Provide Unrivaled Access To Industry's approximately US$200 Billion Global Procurement Market
* Significant Benefits To Suppliers and Buyers From More Transparent Supply
  Chain
* Marketplace Efficiencies To Result In Lower Transaction Costs, Reduced Inventories, Greater Standardization, Increased Automated Ordering

May 14, 2000 -- Fourteen of the world's leading mining and metals companies today announced the creation of an independent, global internet-based procurement marketplace. The venture will create a platform to bring together mining and metals producers and suppliers in more than 100 countries
and will provide unrivaled access to procurement sources worldwide.   It is
anticipated that the expansive, open and neutral platform will transform the procurement practices of the mining and metals industry and bring significant benefits to both suppliers and buyers through standardization, transparency, streamlined transaction processes and improved inventory management.

The founding shareholders of the mining and metals procurement site include Alcan Aluminium Limited, Alcoa Inc., Anglo American plc, Barrick Gold Corp, The Broken Hill Proprietary Company Limited (BHP), Compania Nacional del
Cobre de Chile (CODELCO), Companhia Vale do Rio Doce (CVRD), De Beers Consolidated Mines Ltd., Inco Ltd., Newmont Mining Corporation, Noranda Inc., Phelps Dodge Corporation, Rio Tinto, WMC Limited. The companies represent in excess of 60 percent of the market capitalization of the global mining and metals industry and are among the world's largest producers of aluminum, coal, copper, gold, iron ore, manganese, nickel, silver, zinc, industrial minerals and platinum group metals. Additional mining and metals companies are expected to participate in the market place. In 1999, the estimated procurement spending of the industry was approximately US$200 billion.

The new virtual marketplace will utilize a common catalogue of products in multiple languages and will allow participants, regardless of size and location, to access and trade with a large pool of suppliers and buyers both locally and around the world.

The marketplace is intended to help companies satisfy their buying requirements in a more efficient and streamlined way and bring benefits to the wide range of industry suppliers worldwide in reaching an increased universe of customers. At the same time the market place will preserve the confidentiality of information and relationships between the trading partners.

Participants have agreed to the structure of an interim management team in order to fast track marketplace implementation of the venture. A CEO will be appointed shortly and a technology partner will be selected. The venture will also develop a comprehensive supplier and buyer adoption program. It is expected that internet-based transactions will commence by year-end.

Morgan Stanley Dean Witter has acted as sole advisors and facilitators to the marketplace.

			      * * * *


Contact:

MEDIA RELATIONS:        Mandy Frostick
			Manager Media Relations
			Ph:     +61 3 9609 4157
			Mob:    +61 419 546 245

			Michael Buzzard
			Senior Media Relations Advisor
			Ph:     +61 3 9609 3709
			Mob:    + 61 417 914 103

INVESTOR RELATIONS:     Robert Porter
			Vice President Investor Relations
			Ph:     +61 3 9609 3540
			Mob:    +61 419 587 456

			Pierre Hirsch
			BHP Investor Relations - San Francisco
			Tel: +1 415 774 2030


___________________________________________________________________________

The Broken Hill Proprietary Company Limited A C N 004 028 077
BHP Tower 600 Bourke Street Melbourne Vic 3000
(GPO Box 86A Melbourne VIC 3001 Australia)
Telephone 61 3 9609 3333 Facsimile 61 3 9609 3015